BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.   Reporting Issuer

     Canplats Resources Corporation
     #1180 — 999 West Hastings StreetVancouver,
     B.C. V6C 2W2

2.   Date of Material Change

      February 6, 2003

3.   Press Release

     A news release was issued on February 6, 2003.

4.  Summary of Material Change

Canplats Resources Corporation reports the closing today of a private placement of 440,000 common shares at $0.10 per share. The private placement raised $44,000 for corporate and administrative requirements. Common shares issued in the placement have a four-month hold period that expires June 6, 2003.

5.  Full Description of Material Changes

      See attached news release dated February 6, 2003.

6.  Reliance on Section 85(2) of the Act

      N/A

7.  Omitted Information

      NIL

8.  Senior Officers

      Names:  R.E. Gordon Davis, President & CEO
                     Linda J. Sue, Corporate Secretary

     Business Tel.: (604) 689-3846

9.  Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 10th day of February, 2003

/s/ Linda J. Sue
_________________________________
Linda J. Sue, Corporate Secretary

February 6, 2003	TSX Venture Exchange: CPQ

CANPLATS ANNOUNCES CLOSING OF $44,000 PRIVATE PLACEMENT
AND DEBT SETTLEMENT

Vancouver, B.C. -- Canplats Resources Corporation reports the closing today of a private placement of 440,000 common shares at $0.10 per share. The private placement raised $44,000 for corporate and administrative requirements. Common shares issued in the placement have a four-month hold period that expires June 6, 2003.

The company also announces TSX Venture Exchange approval of a debt settlement with respect to $50,000 owed to a creditor. The settlement involves issuance by Canplats of 500,000 common shares at a price of $0.10 per share. The hold period of the common shares issued for the debt settlement expires on May 31, 2003.

Canplats holds a number of well-located properties in the Nipigon Plate in a district northeast of Thunder Bay, Ontario, of geology favourable for PGE-rich mineralization.

For further information, contact:

R.E. Gordon Davis Chairman, President and C.E.O. Direct: (604) 484-8220	Paul LaFontaine Manager, Investor Relations Direct: (604) 484-8212 N.A/ toll-free: (866) 338-0047 info@canplats.com http://www.canplats.com

To receive Canplat’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com ~or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.